

June 3, 2011

Art A. Garcia
Executive Vice President and Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, FL 33178

> **Re:** **Ryder System, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 15, 2011**
> **File No. 001-04364**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing(s) as appropriate, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 12

1. We note the statement on page 12 that "[i]n addition to the factors discussed elsewhere in this report, the following are some of the important factors that could affect our business." All material risks should be discussed in this section. Please confirm that you will revise this language in future filings to state that you have disclosed all known material risks in this section.

Management's Discussion and Analysis
Full Year Consolidated Results, page 25 and Full Year Operating Results by Business Segment, page 31

2. Please quantify each factor cited as a cause for a variance so that investors may have a context of their magnitude and relative impact. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance in regard to quantification of cited factors.

Full Year Consolidated Results, page 25

3. We note that "operating expenses" is material to your results and represents your largest expense category that is approximately 50% of your total costs and expenses. It also appears to consist of several items. Please identify and quantify, preferably in comparative tabular fashion, the principal components of this line item so that investors may readily understand the magnitude and relative impact of each in contributing to your results. Accompany the presentation with an appropriate level of comparative analysis. Refer to 303(A)(3)(i) of Regulation S-K and instruction 4 to Item 303(A). Please provide us with your intended revised presentation.

Full Year Operating Results by Business Segment, page 31

4. To the extent that changes in costs and expenses materially impact each segment's measure of profit, please discuss and quantify the impact of each material component.   We also encourage that you alternatively consider disclosure, preferably in comparative tabular fashion, of the principal costs and expenses associated with each segment in arriving at "segment NBT." This will more easily permit investors to readily identify and understand the cost and expense components associated with each segment as well as the magnitude and relative impact of each in contributing to each segment's results. In addition, please accompany the presentation with an appropriate level of comparative analysis.

Critical Accounting Estimates
Revenue Recognition, page 54

5. In the "Revenue Recognition" portion of note 1 of the notes to the consolidated financial statements, you state that you make judgments about whether pricing is fixed or determinable and whether or not collectability is reasonably assured. Please discuss the judgments that are made for these purposes and the impact of such in determining the amount of revenue recorded.

Consolidated Statements of Earnings, page 63

6. We note that you solely report "Revenue" as one aggregate amount and caption in your Consolidated Statements of Earnings. However, in your Business (Item 1) section disclosures on your three reportable business segments, we note that you have substantive and separate revenue producing activities from rentals (including leasing) and from services.

Specifically, you have commercial rental and full-service leasing of various types of vehicles. In addition, you have contract-related maintenance and fleet support services (separate from your leasing contracts) as well as service contracts through your various logistic management and dedicated contract carriages service activities. As such, it does not appear that your business operations and activities enable you to report all revenues solely in one caption and amount.

In accordance with the guidance in Rule 5-03(b)(1) of Regulation S-X, registrants should separately report on the face of the consolidated statements of earnings amounts of revenues from services as well as revenues from rentals, if each of these revenue producing activities exceeds 10% of total revenues. In connection with the separate reporting of these revenue producing activities, the amount of direct costs and expenses attributable to each of these two significant revenue producing activities should also be reported separately on the face of the consolidated statements of earnings, in accordance with the guidance in Rule 5-03(b)(2) of Regulation S-X. In this regard, we believe that rental activities include both commercial rental and leasing of vehicles. In this regard, ASC Topic 840 (Leases) further supports this treatment as payments received under operating leases represent rental income. Therefore, as it appears that your reporting of revenues should be disaggregated into these two material and separate revenue producing activities, please revise your Consolidated Statements of Earnings to be consistent with the general reporting format and presentation under Rules 5-03(b)(1)-(2) of Regulation S-X, accordingly.

7. Reference is made to note (1) on page 26 with respect to your non-GAAP operating performance measure for "operating revenues" which excludes fuel services and subcontract transportation revenues. You state that these revenue components are excluded from the operating performance measure of operating revenues as they are largely a pass-through to your customers and you realize minimal changes in profitability from these items in certain instances. As these items are different than your other revenue producing activities and not used in evaluating performance of the businesses and as a measure of sales activity, we suggest that you consider separate reporting of these revenue components on the face of your Consolidated Statements of Earnings.

In addition, please note that separate reporting of fuel (surcharge) revenues provides a consistent and similar statement of operations presentation used by other transportation industry registrants. Furthermore, as you report subcontract transportation expense separately on your Consolidated Statement of Earnings, the reporting of its associated revenues separately on the face of the statement will provide a consistent presentation for both the related revenues and expenses. Also, the separate reporting of these two revenue components on the face of the statement will segregate these items directly from your operating revenues and may eliminate the need to report a non-GAAP operating performance measure (as these items will already be excluded from your other operating revenues). Please re-evaluate and advise accordingly.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Accounts Receivable Allowance, page 69

8. For purposes of here as well as the portion of "revenue recognition" within note 1 in regard to direct financing leases of the "Fleet Management Solutions" segment, please disclose when you consider receivables to be uncollectible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at 202-551-3642 or Justin Dobbie at 202-551-3469 concerning other matters. You may also contact me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief